Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to Augusta Resource Corporation’s Stock Option Plan, amended and restated as of June 11, 2009 and the Restricted Share Unit and Restricted Share Plan for designated participants of Augusta Resource Corporation and its affiliates adopted June 11, 2009 of our reports dated March 29, 2011, with respect to the consolidated financial statements of Augusta Resource Corporation and the effectiveness of internal control over financial reporting of Augusta Resource Corporation included in its Annual Report on Form 40-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Vancouver, Canada
March 29, 2011